Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

December 31, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2024, The Nasdaq Stock Market (the "Exchange") received from Mister Car Wash, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common stock, par value $0.01 per share


We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

